UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2014

Commission File Number 033-71976

FAIRFAX FINANCIAL HOLDINGS LIMITED

(Translation of registrant’s name into English)

95 Wellington Street West

Suite 800

Toronto, Ontario

Canada M5J 2N7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☐  Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Under an employee share purchase plan (entitled Zenith National Insurance Corp. (Non-Qualified) 2010 Share Purchase Plan), employees of subsidiaries of Zenith National Insurance Corp. (“Zenith”), an indirect wholly-owned subsidiary of Fairfax Financial Holdings Limited (“Fairfax”), may elect to make after-tax payroll deductions of up to 10% of before-tax earnings that are applied towards the purchase of Fairfax Subordinate Voting Shares, which are registered under the Securities Act of 1933.  These contributions are matched by contributions from Zenith equal to 30% of the participant’s contribution plus an additional 20% of the participant’s contribution for any plan year in which Zenith achieves a specified performance metric in the plan year.

On June 4, 2014, the performance metric was changed from a 15% increase of Zenith’s book value in the plan year to the combined ratio of all of the operations of Zenith’s property and casualty subsidiaries being less than 100% in the plan year.

A copy of the Zenith National Insurance Corp. (Non-Qualified) 2010 Share Purchase Plan (Amended and Restated as of June 4, 2014) is attached.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Dated: June 4, 2014	By:	/s/ Eric P. Salsberg
Eric P. Salsberg
Vice President, Corporate Affairs

Exhibit Index

Exhibit	Description
Ex-99.1	Zenith National Insurance Corp. (Non-Qualified) 2010 Share Purchase Plan (Amended and Restated as of June 4, 2014)